21001431

SION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
MAR 29 2021
Washington DC

| SEC FILE NUMBER |
| --- |
| 8-69759 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ComCap, LLC

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

77 Van Ness Avenue, Suite 203
(No. and Street)

San Francisco (City) CA (State) 94102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Colleen Julliano 610-517-8396
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name – *if individual, state last, first, middle name*)

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Aron Bohlig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ComCap, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal Executive Officer

Title

Commonwealth of Pennsylvania
Notarial Seal
COLLEEN JULIANO - Notary Public
ABINGTON TWP, MONTGOMERY COUNTY
My Commission Expires Oct 2, 2021

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**ComCap, LLC**
**TABLE OF CONTENTS**
**December 31, 2020**

---

# *Sanville & Company*

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512


## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
ComCap, LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of ComCap, LLC (the "Company") as of December 31, 2020, the related statements of income, changes in member's equity, changes in liabilities subordinated to the claims of general creditors and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The supplementary information contained in The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

This is our initial year as the Company's auditor.
Abington, Pennsylvania
March 15. 2021

# ComCap, LLC
## Statement of Financial Condition
## December 31, 2020

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 1,135,324 |
| Receivables: | | |
| Non-customer | | 341,721 |
| Prepaid expenses, deposits and other assets | | 34,259 |
| Fixed assets, net of accumulated depreciation of $10,890 | | 6,745 |
| Total assets | $ | 1,518,049 |

**Liabilities and Member's Equity**

| | | |
|---|---|---|
| Liabilities | | |
| Accounts payable and accrued expenses | $ | 53,281 |
| Payroll liabilities | | 101,741 |
| Note payable - PPP loan | | 134,080 |
| Total liabilities | | 289,102 |
| Member's equity | | 1,228,947 |
| Total liabilities and member's equity | $ | 1,518,049 |

The accompanying notes are an integral part of these financial statements.

# ComCap LLC
## Statement of Income
## For the Year Ended December 31, 2020

**Revenues**

| | | |
|---|---|---|
| M & A Fees | $ | 2,367,029 |
| Interest and other income | | 33,478 |
| Total revenues | | 2,400,507 |

**Expenses**

| | | |
|---|---|---|
| Compensation and related expenses | | 1,631,517 |
| Regulatory fees and expenses | | 6,430 |
| Other Expenses: | | |
| Communications and market data information | | 60,084 |
| Insurance | | 6,115 |
| Professional fees | | 63,323 |
| Office expense | | 43,536 |
| Rent expense | | 44,991 |
| Travel and entertainment | | 35,499 |
| Depreciation | | 10,890 |
| Total expenses | | 1,902,385 |
| **Net income** | $ | 498,122 |

The accompanying notes are an integral part of these financial statements.

# ComCap, LLC
## Statement of Changes in Member's Equity
## For the Year Ended December 31, 2020

| | | |
|---|---|---|
| **Member's equity at January 1, 2020** | $ | 715,825 |
| Net income for the year | | 498,122 |
| Contributions of capital | | 15,000 |
| **Member's equity at December 31, 2020** | $ | 1,228,947 |

The accompanying notes are an integral part of these financial statements.

# ComCap, LLC

## Statement of Changes in Liabilities Subordinated to Claims of General Creditors

## For the Year Ended December 31, 2020

| | | |
|---|---|---|
| **Subordinated borrowings at January 1, 2020** | $ | - |
| Increases: | | - |
| Decreases: | | - |
| **Subordinated borrowings at December 31, 2020** | $ | - |

The accompanying notes are an integral part of these financial statements.

# ComCap, LLC

**Statement of Cash Flows**

**For the Year Ended December 31, 2020**

| | | |
|---|---|---|
| Cash flows provided by operating activities: | | |
| Net income | $ | 498,122 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | | 10,890 |
| Changes in assets and liabilities | | |
| (Increase) decrease in assets: | | |
| Receivables: | | |
| Non-customer | | 50,052 |
| Due from member | | 19,871 |
| Prepaid expenses, deposits and other assets | | ( 20,830) |
| Increase (decrease) in liabilities: | | |
| Accounts payable and accrued expenses | | ( 8,790) |
| Payroll liabilities | | 91,164 |
| Net cash provided by operating activities | | 640,479 |
| Cash flows provided by financing activities: | | |
| Proceeds from note | | 134,080 |
| Contributions of capital | | 15,000 |
| Net cash provided by financing activities | | 149,080 |
| Net increase in cash and cash equivalents | | 789,559 |
| Cash and cash equivalents beginning of year | | 345,765 |
| Cash and cash equivalents end of year | $ | 1,135,324 |
| Supplemental disclosures of cash flow information | | |
| Cash paid during the year for: | | |
| Interest | $ | - |
| Income taxes | $ | - |

The accompanying notes are an integral part of these financial statements.

## 1. Organization

Com Cap, LLC (the "Company") is a Limited Liability Company which was formed in March 2018 in the state of California. The company is a registered broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is involved with the private placements of securities, merger and acquisition advisory services.

## 2. Summary of Significant Accounting Policies

***The following are the significant accounting policies followed by the Company in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America ("GAAP").***

*Use of estimates* – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

*Revenue Recognition* – Under ASC 606 revenues are recognized as follows. Transaction fees are recognized as revenue upon completion of the transaction process. Advisory and consulting fees are recognized as the related services are rendered. Nonrefundable retainers are recognized when earned. Cost connected with transaction fees are expensed as incurred.

*Income taxes* – The Company is a Limited Liability Company for federal income tax reporting purposes. Therefore, the financial statements do not include a provision for income taxes since the Company is not a taxable entity. The Company's member is taxed on the Company's earnings.

*Concentration of credit risks* – The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

*Accounts Receivable* – Management evaluates the collectability of accounts receivable on an ongoing basis and records an allowance in the event the collection is considered remote.

## 3. Net Capital Requirements

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $946,782 which was $936,447 in excess of its required net capital of $10,335. The Company's net capital ratio was .16 to 1.

## 4. Loan Payable-Payroll Protection Program

The Company received loan proceeds in the amount of approximately $134,080 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after twenty-four weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the twenty-four-week period. The note payable of $134,080 remains outstanding as of December 31, 2020.

## 5. Coronavirus

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International concern" and on March 11, 2020 declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate the spread of it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted to amongst other provisions, provide emergency assistance for individuals, families and businesses affected by the coronavirus pandemic. It is unknown how long the adverse conditions associated with the coronavirus will last and what the complete financial effect will be to the company.

## 6. Subsequent Events

The Company has evaluated subsequent events from the statement of the financial condition date through March 14, 2021 the date at which the financial statements were issued and determined the following:

The Company negotiated a mutually agreeable early termination of it office lease with the landlord on February 5, 2021. The termination agreement called for the company to pay $37,500 to terminate the lease by February 19, 2021.

**ComCap, LLC**
**Computation of Net Capital Under SEC Rule 15c3-1**
**December 31, 2020** **Schedule I**

| | | |
|---|---|---|
| COMPUTATION OF NET CAPITAL | | |
| Total member's equity | $ | 1,228,947 |
| Add: allowable add back of PPP loan funds | | 100,560 |
| Total member's equity qualified for Net Capital | | 1,329,507 |
| Deductions and/or charges: | | |
| Non-allowable assets: | | |
| Receivables: non-customer | | 341,721 |
| Prepaid expenses, deposits and other assets | | 34,259 |
| Fixed assets, net of accumulated depreciation of $10,890 | | 6,745 |
| Total non-allowable assets | | 382,725 |
| Net Capital | $ | 946,782 |
| COMPUTATION OF AGGREGATE INDEBTEDNESS | | |
| Total aggregate indebtedness liabilities from Statement of Financial Condition | $ | 155,022 |
| Percentage of aggregate indebtedness to Net Capital | | 16% |
| Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | - |

## ComCap, LLC

**Computation of Net Capital Under SEC Rule 15c3-1**
**of the Securities and Exchange Commission**
**December 31, 2020** **Schedule I (continued)**

---

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | | |
|---|---|---|
| Minimum Net Capital ( 6 2/3% of $155,022) | $ | 10,335 |
| Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement | $ | 5,000 |
| Net Capital requirement | $ | 10,335 |
| Excess Net Capital | $ | 936,447 |
| Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital | $ | 931,280 |

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

The firm has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to private placement securities and merger and acquistion advisory services.

The firm has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to private placement securities and merger and acquisition advisory services.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
ComCap, LLC

We have reviewed management's statements, included in the accompanying Exemption Report in which ComCap, LLC (the "Company") stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3.
2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) Conducting 15a-6 business activities ( strictly pertaining to mergers and acquisitions (M&A) advisory services and private placements); (2) private placement of securities (excluding sale of oil & gas interests, USCIS and EB-5 programs) as a placement agent on a best efforts basis only; (3) Mergers and acquisitions ("M&A") advisory services and fairness opinions; (4) Commissions and referral fee sharing with other FINRA member firms throughout the most recent fiscal year; and
3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and the Company's other business activities were limited to private placement of securities and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

Sanville & Company

Abington, Pennsylvania
March 15, 2021

# ComCap, LLC

**Exemption Report**

**Under Rule 17a-5(d)(4) of the Securities and Exchange Commission**

**December 31, 2020**

---

ComCap, LLC (The "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim any exemption under paragraph (k) of 17 C.F.R. 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because the Company limits its business activities exclusively to (1) Conducting 15a-6 business activities (strictly pertaining to mergers and acquisitions (M&A) advisory services and private placements) (2) private placements of securities (excluding sale of oil & gas interests, USCIS and EB-5 programs) as a placement agent on a best efforts basis only; (3) Mergers and acquistions ("M&A") advisory services and fairness opinions; (4) Commissions and referral fee sharing with other FINRA member firms throughout the most recent fiscal year; and did not carry accounts of or for customer; and did not carry PAB accounts (as defined in Rule 15c-3-3 throughout the most recent fiscal year without exception.

ComCap, LLC
I, Aron Bohlig, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Principal Executive Officer
March 14, 2021